

10032321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
SEP 29 2010
Washington, DC
110

SEC FILE NUMBER
8- 46661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/09 (MM/DD/YY) AND ENDING 07/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinex Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

538 Preston Avenue
(No. and Street)

Meriden, (City) CT (State) 06450-4858 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante (203) 599-6000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Church Street (Address) New Haven (City) CT (State) 06510 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PW

OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Infinex Investments, Inc.**, as of **July 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title

Notary Public



JENNIFER M. CODY
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey & Pullen, LLP
Certified Public Accountants



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Infinex Investments, Inc.
Meriden, Connecticut

We have audited the accompanying consolidated statement of financial condition of Infinex Investments, Inc. and Subsidiaries (the "Company") as of July 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Infinex Investments, Inc. and Subsidiaries as of July 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 28, 2010

INFINEX INVESTMENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
July 31, 2010

ASSETS	
Cash and cash equivalents (Note 2)	$ 6,116,686
Receivable from clearing broker	437,664
Other accounts receivable	87,818
Equipment, furniture and software, net of accumulated depreciation and amortization of $1,063,111 (Note 6)	201,896
Brokered certificates of deposit and corporate bonds, at fair value (Note 3)	1,096,889
Other assets (Note 4)	1,054,065
Income taxes receivable	31,791
Deferred tax asset (Note 7)	52,753
Customer list, net of accumulated amortization of $486,450 (Note 5)	1,675,550
Goodwill (Note 5)	901,293
Total assets	$ 11,656,405
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Commissions payable	$ 2,966,131
Accounts payable and accrued expenses	440,270
Deferred revenue	783,328
Notes payable (Note 9)	31,961
	4,221,690
Commitments and Contingencies (Notes 9 and 10)	
Stockholders' Equity (Note 12)	
Common stock, no par value, $1,000 stated value, authorized 250,000 shares; issued - 49,281 shares; outstanding -43,781 shares	1,000
Additional paid-in capital	6,060,000
Retained earnings	1,823,715
Less:	
Treasury stock at cost - 5,500 shares	(450,000)
	7,434,715
Total liabilities and stockholders' equity	$ 11,656,405

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. ("Infinex") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the Financial Industry Regulatory Authority, Inc. and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates. Infinex, which is owned by the Connecticut Bankers Association (10%), the Massachusetts Bankers Association (9%) and various financial institutions and associations (81%), sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

Infinex operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

On July 1, 2009, the Accounting Standards Codification ("ASC") became the Financial Accounting Standard Board's ("FASB") single source of authoritative U.S. accounting and reporting standards applicable to all public and non-public, non-governmental entities, superseding existing accounting standards issued by FASB, the American Institute of Certified Public Accountants ("AICPA"), and the Emerging Issues Task Force ("EITF"). The adoption of this ASC topic changed the applicable citations and naming conventions used when referencing generally accepted accounting principles.

Principles of consolidation

The accompanying consolidated statement of financial condition includes the accounts of Infinex and its wholly-owned subsidiaries, Infinex Insurance Agency of Massachusetts, Inc., and BI Investments, LLC

(collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated statement of financial condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses recognized as of the date of the statement of financial condition. Actual results could differ from those estimates.

Significant estimates that are susceptible to material change in the near term relate to the analysis for impairment of intangible assets and goodwill.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of less than 90 days to be cash equivalents. The Company maintains balances with banks that generally exceed federally insured limits and the Company has uninsured investments with a bank in the form of securities purchased under agreements to resell as described in Note 2. The Company has not experienced any losses from such concentrations.

Brokered certificates of deposit and corporate bonds

Brokered certificates of deposit and corporate bonds are valued at market value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Fair value

Effective August 1, 2008, the Company adopted new accounting guidance related to fair value. The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in certain instances, there are no quoted market prices for certain assets or liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.

Fair value measurements focus on exit prices in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under

current market conditions depends on the facts and circumstances and requires the use of significant judgment.

The Company's fair value measurements are classified into a fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three categories within the hierarchy are as follows:

Level 1 Quoted prices in active markets for identical assets and liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, and model-based valuation techniques for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Prior to fiscal 2010, the fair value guidance only pertained to financial assets and liabilities. In January 2009, the provisions of the fair value accounting guidance became effective for nonfinancial assets and liabilities. The Company adopted these provisions in 2010.

In April 2009, the FASB issued guidance which addressed concerns that fair value measurements emphasized the use of an observable market transaction even when that transaction may not have been orderly or the market for that transaction may not have been active. This guidance relates to the following: (a) determining when the volume and level of activity for the asset or liability has significantly decreased; (b) identifying circumstances in which a transaction is not orderly; and (c) understanding the fair value measurement implications of both (a) and (b). The Company adopted this new guidance in 2010, and the adoption had no impact on the Company's financial statements.

In February 2010, the FASB issued guidance which amends the existing guidance related to Fair Value Measurements and Disclosures. The amendments will require the following new fair value disclosures:

- Separate disclosure of the significant transfers in and out of Level 1 and Level 2 fair value measurements, and a description of the reasons for the transfers.

- In the rollforward of activity for Level 3 fair value measurements (significant unobservable inputs), purchases, sales, issuances, and settlements should be presented separately (on a gross basis rather than as one net number).

In addition, the amendments clarify existing disclosure requirements, as follows:

- Fair value measurements and disclosures should be presented for each class of assets and liabilities within a line item in the statement of financial position.

- Reporting entities should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3.

The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures included in the rollforward of activity for Level 3 fair value measurements, for which the effective date is for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

See Note 3 for additional information regarding fair value.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Goodwill and intangible assets

Goodwill represents the cost of acquired assets in excess of values ascribed to identifiable net assets.

Intangible assets represent customer lists. These assets are being amortized using the straight-line method over 10 years.

For goodwill and other intangible assets, the Company follows the accounting guidance that prescribes a two-step process for impairment testing of goodwill, which is performed on May 31st annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. No indicators of goodwill or other intangible asset impairment were identified for the years ended July 31, 2010 and July 31, 2009. Goodwill is not subject to amortization.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The

effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In July 2006, the FASB issued guidance on income taxes which was adopted by the Company for the fiscal year beginning August 1, 2009. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, which others are subject to uncertainty about the merit of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company adopted this guidance on August 1, 2009 and there was no impact to the financial statements upon adoption. The Company has no liabilities for uncertain tax positions at July 31, 2010.

Note 2. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are classified as cash and cash equivalents and generally mature overnight. The securities underlying the agreements are transferred into a third party custodian account designated by the financial institution under a written custodial agreement that recognizes the purchasers' interests in the securities. At July 31, 2010, the total amount of securities purchased under agreements to resell were approximately $5,220,000. The Company is required to maintain a target balance of cash on deposit of $65,000 with financial institutions following a security transaction. All amounts above the target balance are not considered book deposits and accordingly are not insured by the FDIC.

Note 3. Fair Value

Effective August 1, 2008, the new accounting guidance which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. As defined in the new guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy described in Note 1. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The following table provides the assets carried at fair value and measured at fair value on a recurring basis as of July 31, 2010, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	Balance as of July 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Brokered certificates of deposit	$ 1,096,889	$ -	$ 1,096,889	$ -

The brokered certificates of deposit all mature within one year from July 31, 2010.

Where there is an active market, securities are classified within Level 1 of the valuation hierarchy. The Company does not have any level 1 securities. If quoted prices are not available, then fair values are estimated using quoted prices of securities with similar characteristics and are classified using Level 2 of the valuation hierarchy. Level 2 securities include brokerage certificates of deposit. The Company does not have any Level 3 securities for which significant unobservable inputs are utilized.

Note 4. Other Assets

At July 31, 2010, other assets were comprised of:

Deposits	$ 138,651
Insurance premiums receivable under split dollar life agreement	211,807
Advance to subscriber	73,833
Prepaid expenses	629,774
Total other assets	$ 1,054,065

Note 5. Goodwill and Intangible Assets

The carrying amount of goodwill as of July 31, 2010 is as follows:

Goodwill	$ 901,293

Intangible assets are comprised of the following at July 31, 2010:

Customer list - Gross Carrying Amount	$ 2,162,000
Less accumulated amortization	(486,450)
Net Carrying Amount	$ 1,675,550

Note 6. Equipment, Furniture and Software

At July 31, 2010, equipment, furniture and software consisted of the following:

Equipment and software	$ 958,092
Furniture and fixtures	204,445
Leasehold improvements	81,470
Automobiles	21,000
	1,265,007
Less accumulated depreciation	(1,063,111)
Total	$ 201,896

Note 7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at July 31, 2010 are presented below:

Deferred tax assets:	
Customer lists	$ 61,349
Employee benefit accruals	39,944
Other assets	5,965
Total gross deferred tax assets	107,258
Deferred tax liabilities:	
Equipment, furniture and software	(9,166)
Goodwill	(45,339)
Total gross deferred tax liability	(54,505)
Net deferred tax asset	$ 52,753

Note 8. Related Party Transactions

At July 31, 2010, the Company had cash on deposit of approximately $255,000, and agreements to purchase securities under agreements to resell of $5,220,000, at a financial institution, which is also a shareholder of the Company.

Note 9. Commitments and Contingencies

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Fiscal Year Ending	Amount
2011	$ 269,644
2012	270,545
2013	223,454
2014	213,269
2015	213,269
Thereafter	-
	$ 1,190,181

Notes Payable

At July 31, 2010, the Company had uncollateralized notes payable with interest rates ranging from 1.80% to 2.68% at July 31, 2010.

Scheduled maturities of long term debt for the years ending July 31 are as follows:

Fiscal Year Ending July 31,	Amount
2011	17,469
2012	9,789
2013	4,703
	$ 31,961

Line of credit

The Company has a $250,000 unsecured line of credit with a bank which is also a shareholder, with interest at the bank's "Base Rate" (3.25% at July 31, 2010), which is used for operating purposes. There were no borrowings outstanding under this line of credit at July 31, 2010.

Note 10. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 11. Subsequent Events

The Company has evaluated events or transactions that occurred after July 31, 2010 and through the time the financial statements were issued on September 28, 2010 for potential recognition or disclosure in the consolidated statement of financial condition. There are no subsequent events requiring recognition or disclosure in the consolidated statement of financial condition.

Note 12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1, excluding equity attributable to the Company's investment in its wholly-owned subsidiary. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At July 31, 2010, the Company had net capital (as defined) of approximately $1,094,000, which was in excess of its required net capital of approximately $288,000. The Company's net capital ratio at July 31, 2010, was 3.95 to 1.